Exhibit 99.1

Calyxt Launches Field Trials of its Cold Storable Potato

NEW BRIGHTON, Minn.--(BUSINESS WIRE)--July 8, 2015--Calyxt, Inc., a Minnesota-based company focusing on developing healthier food products, today announced that it has started the field trials of its cold storable potato.

Calyxt has previously validated in the greenhouse its potatoes developed by inactivating a single endogenous gene responsible for sugar accumulation when stored at cold temperatures. The multi-location field trials aim to provide the first proof of cold storability and reduced acrylamide content of field-grown potatoes.

“The development of potatoes that have improved cold-storage characteristics and healthier attributes positions Calyxt as a key player in the potato industry. Initiating field validation of our potatoes is a key milestone for the French fries, potato chips and fresh market applications,” said Luc Mathis, Chief Executive Officer of Calyxt, Inc.

About Calyxt1

Founded in 2010, Calyxt, Inc. (previously Cellectis plant sciences, Inc.) is based in New Brighton, Minnesota (USA). The company aims to create healthier crop products such as low trans fat soybean oil, cold-storable potato, gluten reduced wheat and low saturated fat canola oil for the food and agriculture industries. Calyxt is developing a network of partnerships in order to secure accessibility of its food products to consumers.

For further information please visit our website: www.calyxt.com

1 Calyxt™ and the corporate logo are trademarks owned by Calyxt, Inc.

CONTACT:
Media
Jennifer Moore, 347-809-5978
Director of Communications
contact@calyxt.com
or
IR
Simon Harnest, 646-385-9008
VP Finance and Investor Relations
simon.harnest@cellectis.com

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Calyxt Launches Field Trials of High Oleic Soybean

NEW BRIGHTON, Minn.--(BUSINESS WIRE)--July 8, 2015--Calyxt, Inc., a Minnesota-based company focusing on developing healthier food products, today announced that it has started multi-location field trials in Argentina and in the U.S. of its high oleic/low trans fat soybean variety.

Calyxt has previously generated and validated the healthier, high oleic soybean oil in the greenhouse in its high-yielding germplasm. The initiation of these field trials after less than two years of trait development is an important milestone for Calyxt in the commercialization of healthier food products.

“The recent ban of trans fat products by the FDA positions Calyxt to become a major provider of the booming market of high oleic soybean oil. Initiating field trials of our new variety is a key milestone in Calyxt development that positions us among the leading companies of Agbiotech. Only a handful of companies are actually developing field validation of wholly owned products,” said Luc Mathis, Chief Executive Officer of Calyxt, Inc.

About Calyxt1

Founded in 2010, Calyxt, Inc. (previously Cellectis plant sciences, Inc.) is based in New Brighton, Minnesota (USA). The company aims to create healthier crop products such as low trans fat soybean oil, cold-storable potato, gluten reduced wheat and low saturated fat canola oil for the food and agriculture industries. Calyxt is developing a network of partnerships in order to secure accessibility of its food products to consumers.

For further information please visit our website: www.calyxt.com

1 Calyxt™ and the corporate logo are trademarks owned by Calyxt, Inc.

CONTACT:
For further information, please contact:
Media contact
Jennifer Moore, Director of Communications
Phone: 347-809-5978
email: contact@calyxt.com
or
IR contact
Simon Harnest, VP Finance and Investor Relations
Phone: 646-385-9008
email: simon.harnest@cellectis.com

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